Exhibit 99.2

MYOMO, INC.

PERFORMANCE-BASED RESTRICTED STOCK UNIT AWARD AGREEMENT
(INDUCEMENT AWARD)

Name of Grantee:

Target No. of Restricted Stock Units: the “Target Award”)

Grant Date:

Myomo, Inc. (the “Company”) hereby grants an award of the number of Restricted Stock Units listed above (an “Award”) to the Grantee named above. Each Restricted Stock Unit shall relate to one share of Common Stock, par value $0.0001 per share (the “Stock”) of the Company. This Award is not issued under the Myomo, Inc. 2018 Stock Option and Incentive Plan as amended through the date hereof (the “Plan”) and does not reduce the share reserve under the Plan. However, for purposes of interpreting the applicable provisions of this Award, the terms and conditions of the Plan (other than those applicable to the share reserve) shall govern and apply to this Award as if this Award had actually been issued under the Plan. This Award has been granted as an inducement pursuant to New York Stock Exchange (“NYSE”) American LLC Company Guide Section 711(a), and consequently is intended to be exempt from the NYSE rules regarding stockholder approval of equity compensation plans. This Agreement and the terms and conditions of this Award shall be interpreted in accordance with and consistent with such exemption.

1.
Restrictions on Transfer of Award. This Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of by the Grantee, and any shares of Stock issuable with respect to the Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of until (i) the Restricted Stock Units have vested as provided in Paragraph 2 of this Agreement and (ii) shares of Stock have been issued to the Grantee in accordance with the terms of the Plan and this Agreement.
2.
Vesting of Restricted Stock Units. The restrictions and conditions of Paragraph 1 of this Agreement shall lapse with respect to any Achieved Restricted Stock Units (as defined on Appendix A) on the Vesting Date set forth in Appendix A to this Agreement, so long as the Grantee continues to have a Service Relationship with the Company or a Subsidiary on such Vesting Date. This Agreement shall govern the calculation of the number common shares awarded to the Grantee resulting from the vesting of this grant of Restricted Stock Units.

The Administrator may at any time accelerate the vesting schedule specified in this Paragraph 2, subject to approval of the Compensation Committee.

3.
Termination of Service Relationship. If the Grantee’s Service Relationship with the Company and its Subsidiaries terminates for any reason (including death or disability) prior to the satisfaction of the vesting conditions set forth in Paragraph 2 and Appendix A, any Restricted Stock Units that have not vested as of such date (after taking into account any acceleration under Paragraph 2 or Appendix A or any agreement between the Grantee and the Company) shall automatically and without notice terminate and be forfeited, and neither the Grantee nor any of his or her successors, heirs, assigns, or personal representatives will thereafter have any further rights or interests in such unvested Restricted Stock Units.
4.
Issuance of Shares of Stock. As soon as practicable following the Vesting Date (but in no event later than two and one-half months after the end of the year in which the Service Vesting Date occurs), the Company shall issue to the Grantee the number of shares of Stock equal to the aggregate number of Restricted Stock Units that have vested pursuant to Paragraph 2 and Appendix A of this Agreement on such date and the Grantee shall thereafter have all the rights of a stockholder of the Company with respect to such shares.
5.
Incorporation of Plan. As set forth above, this Award is not granted pursuant to the Plan. However, for purposes of interpreting the provisions of this Award, the terms and conditions of the Plan (other than those applicable to the share reserve, but including the powers of the Administrator set forth in Section 2(b) of the Plan) shall govern and apply to this Award as if this Award had actually been issued under the Plan.. Capitalized terms in this Agreement shall have the meaning specified in the Plan, unless a different meaning is specified herein.
6.
Tax Withholding. The Grantee shall, not later than the date as of which the receipt of this Award becomes a taxable event for Federal income tax purposes, pay to the Company or make arrangements satisfactory to the Administrator for payment of any Federal, state, and local taxes required by law to be withheld on account of such taxable event.
7.
Section 409A of the Code. This Agreement shall be interpreted in such a manner that all provisions relating to the settlement of the Award are exempt from the requirements of Section 409A of the Code as “short-term deferrals” as described in Section 409A of the Code.
8.
No Obligation to Continue Service Relationship. Neither the Company nor any Subsidiary is obligated by or as a result of the Plan or this Agreement to continue the Grantee in the Service Relationship and neither the Plan nor this Agreement shall interfere in any way with the right of the Company or any Subsidiary to terminate the Service Relationship of the Grantee at any time.
9.
Integration. This Agreement constitutes the entire agreement between the parties with respect to this Award and supersedes all prior agreements and discussions between the parties concerning such subject matter.
10.
Data Privacy Consent. In order to administer the Plan and this Agreement and to implement or structure future equity grants, the Company, its subsidiaries and affiliates and certain agents thereof (together, the “Relevant Companies”) may process any and all personal or professional data, including but not limited to Social Security or other identification number, home address and telephone number, date of birth and other information that is necessary or desirable for the administration of the Plan and/or this Agreement (the “Relevant Information”).

By entering into this Agreement, the Grantee (i) authorizes the Company to collect, process, register and transfer to the Relevant Companies all Relevant Information; (ii) waives any privacy rights the Grantee may have with respect to the Relevant Information; (iii) authorizes the Relevant Companies to store and transmit such information in electronic form; and (iv) authorizes the transfer of the Relevant Information to any jurisdiction in which the Relevant Companies consider appropriate. The Grantee shall have access to, and the right to change, the Relevant Information. Relevant Information will only be used in accordance with applicable law.
11.
Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

MYOMO, INC.

By:

Name:

Title:

The foregoing Agreement is hereby accepted and the terms and conditions thereof hereby agreed to by the undersigned. Electronic acceptance of this Agreement pursuant to the Company’s instructions to the Grantee (including through an online acceptance process) is acceptable.

Dated:

Grantee’s Signature

Grantee’s name and address: